Michael Malone
Tel 214.665.3691
Fax 214.665.5991
malonem@gtlaw.com
October 27, 2010
VIA EDGAR AND FAX NO. (202) 772-9368
Securities and Exchange Commission
Mail Stop 7010
100 F St., N.E.
Washington, DC 20549
Attention: H. Roger Schwall

Re:	San Juan Basin Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 1-08032
Dear Mr. Schwall:
This firm serves as legal counsel to Compass Bank in its capacity as the Trustee of the San Juan Basin Royalty Trust (the “Trust”). In regard to the comments of the staff of the Securities and Exchange Commission set forth in the comment letter dated September 28, 2010, the Trust respectfully submits the following responses. For your convenience, we have repeated each comment of the Staff exactly as it appears in the comment letter and provided a response below each comment. Capitalized terms used and not otherwise defined in this letter have the meaning as set forth in the Trust’s Form 10-K for fiscal year-ended December 31, 2009.
Background
The following is some background information concerning the Trust that you may find helpful in reviewing the Trust’s responses to the comment letter.
The Trust is an express trust created under the laws of the state of Texas by the San Juan Basin Royalty Trust Indenture entered into on November 3, 1980, between Southland Royalty Company and The Fort Worth National Bank.
On October 23, 1980, the stockholders of Southland Royalty approved and authorized that company’s conveyance of a 75% net overriding royalty interest (equivalent to a net profits interest) to the Trust for the benefit of the stockholders of Southland Royalty of record at the close of business on the date of the conveyance (the “Royalty”) carved out of that company’s oil and gas leasehold and royalty interests in properties located in the San Juan Basin of northwestern New Mexico. Subsequent to the conveyance of the

Securities and Exchange Commission
October 27, 2010

Royalty, through a series of assignments and mergers, Southland Royalty’s successor became Burlington Resources Oil & Gas Company LP (“BROG”). BROG is the principal owner and operator of the underlying properties. It is our understanding that ConocoPhillips is the parent of Burlington Resources, Inc., which in turn is the parent of BROG.
The function of the Trustee is to collect the net proceeds attributable to the Royalty, to pay all expenses and charges of the Trust, and then distribute the remaining available income to the unit holders of the Trust. The Trust is not empowered to carry on any business activity and has no employees. Neither does it have a board of directors nor an audit committee. All administrative functions are performed by the Trustee.
Due to the pass-through nature of the Trust, BROG provides much of the information disclosed in the periodic reports filed by the Trust with the Commission. The Indenture does not require BROG to update or provide information to the Trust. Under the conveyance transferring the Royalty to the Trust, BROG is obligated to provide the Trust with certain information concerning calculations of net proceeds owed to the Trust, among other information.
The Trustee receives periodic updates from BROG regarding activities related to the Trust. Accordingly, the Trust’s ability to timely report certain information required to be disclosed in the Trust’s periodic reports is dependent on BROG’s timely delivery of that information to the Trust. BROG is contractually obligated to deliver some but not all of the information required by the Trust to complete its periodic reports.
Responses to Staff’s Comments
Form 10-K for Fiscal Year-Ended December 31, 2009
Properties, page 6
Oil and Gas Production, page 8
1. Please tell us how you considered the guidance in Item 1204(a) of Regulation S-K to disclose production for the last three fiscal years at the field level.
Response:
The Trust respectfully advises the Staff that all of the production giving rise to the Royalty is from properties located in the San Juan Basin of northwestern New Mexico. The Trust understands that the intent of the guidance in Item 1204(a) is to identify the applicable production area and to disclose the production therefrom. The Trust is of the opinion that reference to the “San Juan Basin” adequately informs the secondary market of the applicable production area. Further, the Trust is unaware of any commonly used field designations within the San Juan Basin.

Securities and Exchange Commission
October 27, 2010

Oil and Gas Reserves, page 9
2. We note your disclosure stating, “Based on information provided by BROG, there were 193 PUDs identified as of December 31, 2008, as compared to 139 as of December 31 , 2009. Due to changes in applicable federal regulations, the current estimate no longer includes 59 PUDs identified but not drilled within five years from date of booking. The current estimate has also been adjusted to take into account the elimination of PUDs no longer deemed commercial due to declines in the market price of natural gas, as well as new PUDs identified during the year and those converted to proved developed...” Please expand your disclosure to quantify the number of proved undeveloped reserves converted to proved developed reserves during 2009 in compliance with Item 1203(b) of Regulation S-K.
Response:
The Trust supplementally advises Staff and submits that for the year ended December 31, 2009, an aggregate of 9.4 Mbbls of oil and 3,717 MMcf of gas were converted from proved undeveloped reserves to proved developed reserves. The Trust also respectfully submits that it not be required to revise its filed disclosures and will make this clarification in the Trust’s next Annual Report on Form 10-K.
Controls and Procedures, page 29
3. We note your disclosure that the Trustee has evaluated the Trust’s disclosure controls and procedures as of December 31, 2009, and has concluded that such disclosure controls and procedures are effective at the reasonable assurance level to ensure that material information related to the Trust “is gathered on a timely basis to be included in the Trust’s periodic reports.” Please revise your disclosure to clarify whether the Trustee has also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. See Exchange Act Rule 13a-15(e). This comment also applies to your quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2010.
Response:
The Trust notes Staff’s comment and respectfully submits that the Trustee has also concluded that its disclosure controls and procedures are effective to ensure that information required to be disclosed by the Trustee in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the timeframes specified in the Commission’s rules and forms. The Trust also respectfully submits that it not be required to revise its filed disclosures and will make this clarification in the Trust’s next Quarterly Report on Form 10-Q.

Securities and Exchange Commission
October 27, 2010

Exhibit 31
4. We note your modifications to paragraph 5 of the certification required by Item 60l(b)(31) of Regulation S-K. Please tell us what consideration you gave to the guidance set forth in Question 161.10 of the Exchange Act Rules Compliance and Disclosure Interpretations, available at
http://sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.
Response:
The Trust respectfully submits that the Trustee, acting through Lee Ann Anderson, Vice President and Senior Trust Officer, is responsible for engaging the external auditor and for pre-approving audit and non-audit services, and is the party to whom the registered public accounting firm is reporting critical accounting policies and practices. The Trust has no executive or financial officers, but the Trustee monitors for potential significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, or fraud involving those who have a significant role in the registrant’s internal control over financial reporting. As a grantor royalty trust, there is no corporation or individual serving as the general partner of a limited partner in the chain of ownership of the registrant.
Exhibit 99.1
5. Please obtain a revised report from Cawley, Gillespie & Associates, Inc. that includes all of the disclosure required by Item 1202(a)(8) of Regulation S-L. For example, the current report does not address the portion of the Registrant’s reserves covered by the report and geographic area, assumptions, methods and procedures used in connection with the preparation of the report, the primary economic assumptions, the inherent uncertainties of reserves estimates, or the possible effects of regulation on the ability of the registrant to recover the estimated reserves.
Response:
The Trust supplementally advises Staff and submits that it has obtained a revised report from Cawley, Gillespie & Associates (please see the attached revised report from Cawley, Gillespie & Associates) and will file this revised report with the Trust’s next Annual Report on Form 10-K. The Trust also calls your particular attention to the first paragraph of the report as the 100% portion of reserves and to the geographic area. Please also see the first two paragraphs on page two of the report as related to the assumptions, methods and procedures utilized in the preparation of the report and paragraph three, below that, as to the inherent uncertainties.

Securities and Exchange Commission
October 27, 2010

6. The closing paragraph states in part that the report “was prepared for the exclusive use and sole benefit of San Juan Royalty Trust. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc.” As item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.
Response:
While the Trust respectfully submits that item 1202(a)(8) does not expressly prohibit such statements in a filed reserve report, we have, nevertheless, obtained and attached hereto a revised version of the Cawley, Gillespie & Associates, Inc. letter with the noted limiting language omitted, and will obtain and file a report letter in this format with the Trust’s next Annual Report on Form 10-K.
In submitting the above responses, the Trust acknowledges that:
•	the Trust is responsible for the adequacy and accuracy of the disclosure in filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can be of any further assistance, please do not hesitate to contact me at 214-665-3691.
Very truly yours,
/s/ Michael L. Malone

Michael L. Malone

cc:	Lee Ann Anderson, Compass Bank
John Dickey [Firm]
Tracey McNeil, Securities and Exchange Commission
Laura Nicholson, Securities and Exchange Commission